UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 15, 2026, Regentis Biomaterials Ltd. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a request for withdrawal of the Registration Statement No. (File No. 333-295510) on Form F-1 (as amended and together with the exhibits and amendments thereto, the “Registration Statement”) effective as of June 15, 2026. The Company has determined not to pursue the public offering to which the Registration Statement relates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: June 15, 2026	By:	/s/ Ori Gon
	Name:	Ori Gon
	Title:	Chief Financial Officer

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